PremierOil

Premier Oil plc
23 Lower Belgrave Street
London SW1W 0NR
www.premier-oil.com

Telephone +44 (0)20 7730 1111
Fax +44 (0)20 7730 4696
Email premier@premier-oil.com
Telex 918121

07020720

25th January 2007

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington DC 20549
UNITED STATES OF AMERICA

Dear Sirs

Premier Oil plc (f/k/a Premier Oil Group plc)
Rule 12g3-2(b) Exemption: File No. 82-34723

In accordance with Premier Oil plc's exemption from the disclosure requirements under Rule 12g3-2(b) of the Securities Exchange Act of 1934, please find enclosed the following press releases dated 25th January 2007.

"Trading Update and Announcement of Acquisitions"

Yours faithfully

for Stephen Huddle
Company Secretary

Enc

PremierOil
Premier Oil plc
23 Lower Belgrave Street
London SW1W 0NR
www.premier-oil.com
Telephone +44 (0)20 7730 1111
Fax +44 (0)20 7730 4696
Email premier@premier-oil.com
Telex 918121

Press Release

PRESS RELEASE

PREMIER OIL PLC
("Premier" or "the Company")

Trading Update and Announcement of Acquisitions
25th January 2007

Premier today provides an operational and trading update ahead of its 2006 Final Results, which will be announced on Thursday 22 March 2007.

HIGHLIGHTS

Corporate Activity

- Acquisition of a further 25% net share in North Sumatra Block A PSC, onshore Indonesia for $36 million;
- Exercise of the right to pre-empt Hess's sale of its interest in part of the UK Scott field for $60 million at less than $5 per barrel;
- New licences acquired in Indonesia and Vietnam. Awaiting announcement of results of licensing rounds in UK and Norway;
- In Norway, Premier Oil has pre-qualified as an operator on the Norwegian Continental Shelf.

Exploration Update

- 2006 success with Dua and Blackbird in Vietnam and three discoveries in Indonesia;
- Programme of up to 17 wells planned for 2007 of which 7 are 'high impact", heavily weighted towards 1H 2007.
- Current drilling activity:
  - Masimpur-3 (India) spudded 21st January;
  - Ibu Lembu (Indonesia) expected to spud imminently;
  - Espinafre (Guinea Bissau) expected to spud at the end of January. Eirozes to be spudded following the completion of Espinafre;
  - Peveril (UK) expected spud date 17th February.
- Consistent with our policy of capital discipline in exploration the following farm-out transactions, on attractive terms, are announced:
  - A third party will earn an 8% interest in Premier's assets in Guinea Bissau by contributing on a two for one basis to the forthcoming exploration programme;
  - Farm out of half of Premier's 42.5% interest in the SC-43 licence in the Ragay Gulf area of the Philippines in return for a full carry on the forthcoming well.
  - Planning focus for 2008 includes a high impact multi-well campaign in Vietnam (Blocks 12E/W & 7&8/97) and drilling in Congo (Block Marine IX).

Development Assets

- Major development projects progressing as planned to build Premier's production beyond 50,000 boepd in the medium-term. Major projects expected onstream by end-2010 include Froy (Norway), Dua & Blackbird (Vietnam), Ratna (India), North Sumatra Block A and Natuna Block A (Indonesia).
- Following successful completion of the Blackbird well and sidetrack, pre-development planning phase has commenced.
- Development approval obtained for Bhit Phase-2 including additional gas sales and the development of the Badhra gas field in Pakistan;

Current Trading Performance

- Year end production rates 4% higher than the same period in 2005 at 34.4 kboepd (four week average);
- Strong oil and gas prices realised in second half;
- Maintained balance sheet strength with net cash of around $30 million.

Simon Lockett, Chief Executive, commented:

"2006 was an excellent year for Premier with good progress on our portfolio of development projects and highly successful exploration programmes in Indonesia and Vietnam. We enter 2007 with another phase of high impact exploration activity and an intense phase of development planning on existing projects. In total, acquisitions in the last twelve months have added reserves of around 60 million barrels of oil equivalent at a cost of less than $2 per barrel"

ENQUIRIES:
Premier Oil plc **Tel: 020 7730 1111**
Simon Lockett
Tony Durrant

Pelham PR
James Henderson **Tel: 020 7743 6673**
Gavin Davis **Tel: 020 7743 6677**

25 January 2007

CORPORATE ACTIVITY

North Sumatra Acquisition

Premier announces the acquisition, together with its partner Medco, of ConocoPhillips' 50% (operated) working equity interest in North Sumatra Block A PSC, onshore Indonesia, for a total of $72 million ($36 million net to Premier).

Premier and Medco each hold a half share of the purchased company which will subsequently be converted into individually held (25%) working interests in the PSC. This conversion is subject to Indonesian Government approvals. Government approvals are not required for the initial sale of shares by ConocoPhillips to Premier and Medco.

This acquisition follows on from the joint purchase of a 50% interest in North Sumatra Block A from ExxonMobil, together with Medco and Japex, announced on 26th April 2006. On completion of the related transaction, the interests held in the PSC will be as follows:

Premier	41.67%
Medco (Operator)	41.67%
Japex	16.67%

The block contains undeveloped discoveries on the Alur Siwah, Alur Rambong, and Julu Rayeu fields certified by DeGolyer & MacNaughton as holding over 650 bcf gross of proved and probable reserves. There is a ready market for gas sales in the region and first gas is anticipated in 2010.

There is substantial upside on the block including around 20 identified exploration prospects with total prognosed unrisked reserves of 1.5 tcf gross, EOR opportunities through redevelopment of old abandoned oil fields, as well as the possible development of the giant Kuala Langsa gas field.

UK Acquisition

Premier has exercised its right to pre-empt Hess' sale of its interest in part of the Scott field in the UK North Sea. Subject to final discussions with the vendor and obtaining customary consents, Premier will increase its current 1.79% holding to 21.83% at a cost of US$60.1 million. Based on Operator estimates, the acquisition will increase Premier's net share of Scott 2P booked reserves from 1.0 million boe to 13.7 million boe and increase forecast production in 2007 by more than 4000 boepd. This acquisition builds on Premier's strategic objective of increasing equities in producing assets which it already owns, has a better understanding of the subsurface risks and where Premier can deliver upside value.

New Acreage

Vietnam

Premier has exercised its option to acquire a 45% working interest in, and operatorship of, Block 7&8/97, offshore Vietnam. Block 7&8/97 is located in the Nam Con Son Basin, immediately to the south east of Block 12 which is operated by Premier and where the Dua and Blackbird oil discoveries have recently been announced. Premier has already worked with its partner, Vietnam American Exploration Company ("VAMEX"), to acquire, process and interpret a comprehensive grid of 2D marine seismic data across Block 7&8/97 and this data has demonstrated the existence of the same play elements which create petroleum prospectivity in Block 12. The seismic interpretation has identified numerous large structures suitable for high impact well locations.

Indonesia

Premier has been awarded an onshore exploration licence on Buton Island, Sulawesi, by the Indonesian Government and will hold a 30% non-operated equity interest. The block covers 3,396 km2 and lies on the south-eastern side of Buton island. Oil seeps are prolific on the island and large volumes of oil have been generated as evidenced by the commercial asphalt

mining operations that have been ongoing for many years. The committed work programme includes 265km of 2D seismic designed to confirm at depth the structures mapped at surface, and one exploration well. Five leads have been identified on the block to date.

EXPLORATION UPDATE

Our 2006 programme included the successful Dua and Blackbird wells in Vietnam and three discoveries in Indonesia. A programme of up to 17 wells is planned for 2007 of which 7 are 'high impact', heavily weighted towards 1H 2007. An updated drilling chart is available at www.premier-oil.com.

Drilling Activity

Pakistan

The Qadirpur Deep well has been drilled to a depth of 4,681 metres. The well was suspended when higher than anticipated temperatures were encountered. Specialist equipment has now been ordered and testing on the well will be resumed later in 2007.

India

The Masimpur-3 well spudded on 21st January. This well is targeting a 2 trillion cubic feet gas prospect and is expected to take between 90 and 150 days to complete. Premier holds a 14.75% equity share and is the operator. Premier is planning to drill the follow up prospects Hailakandi and Kanchanpur after completion of operations on Masimpur-3.

Indonesia

The Ibu Lembu well is expected to spud imminently. Ibu Lembu is the second prospect to be drilled by Premier on the Lembu Trend. In 2006, the first Premier operated well to be drilled on the trend, Lembu-Peteng, flowed oil at a stabilised rate of 610 bpd, and two gas zones yielded 8.5 mmscf/d of gas plus 580 bpd of condensate.

Guinea Bissau

The Global Santa Fe rig Baltic is on contract to Premier and is currently on tow from Nigeria to Guinea Bissau. It is expected that the first well of a two well programme, Espinafre, will be spudded by the end of January. The second well, Eirozes, will be spudded following the completion of operations on Espinafre. The prospects are anticipated to contain 70 mmbbls and 190 mmbbls respectively.

Consistent with our policy of maintaining capital discipline in exploration where terms are attractive, a third party, subject to final documentation, will earn an 8% interest from Premier's assets in Guinea Bissau (currently 42% in Esperanca, and 37% in Sinapa) by contributing on a two for one basis to the forthcoming programme.

UK

The Peveril well is expected to spud in mid-February. Peveril is located 15km to the south of the Fife field (Premier 15%) and is close to existing infrastructure. Premier holds a 30% share in this 40 mmbbl prospect and will be carried for the cost of the well.

Philippines

Premier is farming out half of its 42.5% interest in the SC-43 licence in the Ragay Gulf area of the Philippines. Subject to completion of documentation and government approvals, Premier's remaining 21.25% interest in the Monte Cristo well will be carried by the farminee. Premier expects the well to be drilled in Q3 2007.

2008 Programme

Plans are progressing for our 2008 programme which will include a high impact multi-well campaign on Block 12 E/W and 7&8/97 in Vietnam and drilling the high potential Frida prospect on Congo Marine IX Block.

DEVELOPMENT ASSETS

Programme Update

Significant progress on all our development projects gives us increasing confidence that Premier will exceed its stated medium term production target of 50,000 boepd. Major projects expected on-stream by end-2010 include Froy (Norway), Dua and Blackbird (Vietnam), Ratna (India), North Sumatra Block A and Natuna Block A (Indonesia).

Pakistan

Premier announces development approval for Bhit Phase-2 including the development of the Badhra gas field in Pakistan. Bhit Phase-2 is scheduled for completion in the third quarter of 2007 and contracted gas volumes will rise from the currently contracted 270 million to 300 million standard cubic feet of gas per day (Premier's share increasing from 5,476 to 6,084 barrels of oil equivalent per day). The gas will be sold to Sui Southern Gas Company Limited. Total capital costs for the project are estimated at US$43 million (Premier share US$5.2 million).

The Bhit Phase-2 development represents continued accelerated commercialisation of additional gas reserves. The current combined field reserves for Bhit and Badhra are now estimated at 1.5 trillion cubic feet of gas (gross). Additional gas commercialisation projects in Premier's other fields in Pakistan, Zamzama, Qadirpur and Kadanwari, are being actively pursued.

Vietnam

A sidetrack has been drilled from the previously announced Blackbird discovery well (12E CS-1X) on Block 12E. Cores and wireline logs acquired in the reservoir sandstones have confirmed expectations of the extent of the hydrocarbon interval and provided confidence for the development team to move rapidly into the project planning phase. Following evaluation of the sidetrack the well will be plugged and abandoned as planned.

India

All outstanding issues have been resolved in discussions with partners ONGC (40%) and Essar Oil (50%) regarding the future development of the Ratna offshore oilfields (Premier 10% carried). Working in conjunction with the Ministry of Petroleum, formal signature of the PSC is expected shortly.

Mauritania

The Chinguetti-18 development well located in the southern part of the Chinguetti oil and gas field in PSC B has been drilled to a total depth of approximately 2,883 metres and is scheduled for completion in mid-February.

Well results are in line with expectations, with an approximate 213 metres gross oil column (35 metres net) in true vertical depth (TVD) terms, in good quality reservoir sands which appear well placed to access pressure support from the Chinguetti-8 (sidetrack 1) water injection well.

CURRENT TRADING PERFORMANCE

Strong gas demand and reliable production performance from our gas fields in Pakistan and Indonesia contributed to a year-end production rate of 34.4 kboepd (four week average) compared to 33.1 kboepd for the equivalent period last year. This 4% increase year-on-year fell short of our target increase largely as a result of the well-publicised disappointing performance from the Chinguetti field in Mauritania (Premier share 8.12%). Estimated average production for the Company for the full year 2006 was 33.0 kboepd (2005 : 33.3 kboepd).

Revenues in the second half of 2006 continued to benefit from a strong oil and gas pricing environment. Average realised crude oil price for 2006 was $61.34 per barrel (2005:$48.38 /bbl). Average gas prices for our principal gas producing areas for 2006 were:

	US$/MCF	
	2006	2005
Indonesia	$9.4	$7.9
Pakistan	$3.4	$2.2

As a result of the continuing positive operating cash flows, the Group has maintained its strong balance sheet, with year-end net cash position expected to be around $30 million.

The Group's income statement for the year will be impacted, inter alia, by two significant non-cash items. Firstly, as a result of the somewhat lower commodity prices at year-end, relative to the position at 30 June 2006, the Company will record a positive mark-to-market adjustment in respect of existing commodity hedges, which will substantially offset the corresponding loss recorded in the first half of 2006. Secondly, as a direct result of the strong share price performance of the Group over the three year period from 1 January 2004 to 31 December 2006 a provision will be made for payment in February 2007 under the Company's existing employee AEP (Asset and Equity Plan) and a portion of future AEP payments. Details of the method by which such payments are calculated (which are limited to a cap of 2½% of market value growth) were provided in the Remuneration Report of the Company's 2005 Annual Report.